JAAG ENTERPRISES LTD.

 1716 13 Avenue NW

Calgary, AB T2N 1L1

Canada

August 2, 2023

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC  20549

Attn:  Eranga Dias and Asia Timmons-Pierce

Re:	Jaag Enterprises Ltd.
Registration Statement on Form S-1 Filed October 25, 2022 [File No. 333-267995]

Ladies and Gentlemen:

On behalf of Jaag Enterprises Ltd., as Registrant, I hereby request acceleration of the effective date of the registration statement referenced above.

The Registrant further requests that an order be issued pursuant to Section 8(a) of the Securities Act of 1933 declaring the registration effective 72 hours from the date of this submission, or as soon thereafter as is practicable.

Sincerely, JAAG Enterprises, Ltd.

By:	/s/Jeffrey Chau
Jeffrey Chau, Chief Executive Officer